UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
November 9, 2005 (November 6, 2005)



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

512 Bridge Street, Danville, VA 24541
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 4.02   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

In preparing its financial results for the quarter ended September 30, 2005, Alliance One International, Inc. (the "Company") identified an accounting error appearing in the financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and filed on August 15, 2005. Management determined that the tax impact of the repatriation of foreign earnings of Standard Commercial Corporation (which was merged into the Company effective May 13, 2005) reflected as an income tax benefit for the three months ended June 30, 2005 was overstated by $11.1 million, which resulted in the understatement of the Company's net loss for such period by the same amount. As a result of this error, the income tax benefit, long term income tax liability, net loss and certain other items included in the financial statements as of and for the period ended June 30, 2005 have been restated. The details of the restatement are more fully described in Note 14 of the Company's Amended Quarterly Report on Form 10-Q/A filed on November 9, 2005.

Investors should no longer rely on the financial statements included in the Company's Quarterly Report on Form 10-Q filed on August 15, 2005. The Company identified this error on Saturday, November 5, 2005. On Tuesday, November 8, 2005, the Company's Audit Committee and senior management discussed the matter disclosed in this report with the Company's independent accountant.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2005

Alliance One International, Inc.
(Registrant)

By: /s/ James A. Cooley
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James A. Cooley
Executive Vice President - Chief Financial Officer